U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       NORTH AMERICAN RESORT & GOLF, INC.
             (Exact name of registrant as specified in its charter)


          Nevada                                                  98-0173359
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                          141-757 West Hastings Street
                                    Suite 676
                  Vancouver, British Columbia, Canada V6C 1A1
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (604) 681-7806
              (Registrant's telephone number, including area code)


                Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on which
         to be so Registered                Each Class is to be Registered

                                      None

                Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

      North American Resort & Golf, Inc. (the "Company") was incorporated in the state of Nevada in June 1997. The Company was formed to market golf courses and their surrounding developments on behalf of developers seeking to finance a new project or on behalf of owners seeking to sell an existing golf course.

      In order to proceed with its business plan the Company attempted to raise approximately $500,000 in capital through the private sale of its common stock. However as of April 30, 1998 the Company had only raised $24,960 from the sale of its common stock, and as a result, the Company abandoned its original business plan.

      In December 1999 the Company signed a letter of intent to acquire Home Finders Realty, Inc. d/b/a as Most Referred Professionals and Most Referred Real Estate Agents, Inc., both private Canadian corporations, for 4,500,000 shares of its common stock.

      Home Finders Realty has a service which allows real estate professionals and the general public to quickly and efficiently find quality customer service oriented Realtors in North American cities within a few minutes. This service is available through AMRR.COM or CMRR.COM websites, or by phoning a 1-800-414-5655 hotline. Mortgage Brokers, Home Inspectors, Appraisers, Title Companies and Attorneys can also be located with the same service.

      For the ten months ended October 31, 1999 Home Finders had net income of approximately $74,000.

      The acquisition of Home Finders Realty is contingent upon a number of conditions, including the execution of a definitive agreement between the Company and Home Finders Realty.

      If the Company does not complete the acquisition of Home Finders Realty, the Company plans to acquire another business, although the Company has not identified any other business which the Company may attempt to acquire.

Employees

      As of December 31, 1999, the Company did not have any full-time employees. The Company plans to hire additional employees as may be required by the level of the Company's operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

    During the year ended July 31, 1999 the Company's operations used $10,009 in cash. As of July 31, 1999 the Company did not have any remaining cash. The Company funded its operating loss during the year ended July 31, 1999 through the private sale of common stock. See Part II, Item 4 of this registration statement.

    The Company does not have any available credit, bank financing or other external sources of liquidity. Due to historical operating losses, the Company's operations have not been a source of liquidity. In order to obtain capital, the Company may need to sell additional shares of its common stock or borrow funds from private lenders. In addition, if during the year ending July 31, 2000, the Company suffers additional losses, the Company will need to obtain additional capital in order to continue operations. There can be no assurance that the Company will be successful in obtaining additional funding.

ITEM 3.  PROPERTIES

         See Item 1 of this report.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of and percentage of outstanding shares of common stock owned by the Company's officers, directors and those shareholders owning more than 5% of the Company's Common Stock as of December 31, 1999.

                                    Shares of
Name and Address                   Common Stock         Percent of Class

Christine Cerisse                   2,500,000 (1)           53%
141-757 West Hastings Street
Suite 676
Vancouver, British Columbia
Canada V6C 1A1

All officers and directors as a group (1 person).

(1) Includes shares held by corporations and trusts which are controlled by Ms. Cerisse. The number of shares owned by Ms. Cerisse excludes 400,000 shares issuable upon the exercise of options held by Ms. Cerisse. The options are exercisable at a price of $0.25 per share at any time prior to December 6, 2001.

See Part II, Item 4 of this registration statement for information concerning other options granted by the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following sets forth certain information concerning the present management of the Company:

         Name                 Age         Position with Company

         Christine Cerisse     45         President and Director

     Christine Cerisse has been the President and a Director of the Company, since December 3, 1999. For the past 19 years Ms. Cerisse has been involved in financial planning and financial management. Ms. Cerisse is a Chartered and Registered Financial Planner.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the periods indicated.

                         Annual Compensation           Long Term Compensation
                                                     Re-                  All
                                           Other    stric-               Other
                                          Annual     ted                  Com-
Name and                                  Compen-   Stock    Options     pensa-
Principal        Fiscal  Salary  Bonus    sation   Awards    Granted      tion
Position          Year     (1)    (2)       (3)     (4)        (5)         (6)
------------     --------------------------------   --------------------------

James Bryce,     1999       --     --       --         --       --         --
President and a  1998       --     --       --         --       --         --
Director         1997       --     --       --         --       --         --

    James Bryce resigned as an Officer and Director of the Company on July 27, 1999. During the year ending July 31, 1999 no officer or director of the Company was paid more than $5,000 by the Company.

(1) The dollar value of base salary (cash and non-cash) received.

(2) The dollar value of bonus (cash and non-cash) received.

(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amount in the table represents automobile allowances.

(4) During the period covered by the foregoing table, the shares of restricted stock issued as compensation for services. The table below shows the number of shares of the Company's common stock owned by the officer listed above, and the value of such shares as of July 31, 1999.

         Name                       Shares            Value

         James Bryce                 -0-               -0-

(5) The shares of common stock to be received upon the exercise of all stock options granted during the period covered by the table.

(6) All other compensation received that the Company could not properly report in any other column of the table including annual Company contributions or other allocations to vested and unvested defined contribution plans, and the dollar value of any insurance premiums paid by, or on behalf of, the Company with respect to term life insurance for the benefit of the named executive officer, and the full dollar value of the remainder of the premiums paid by, or on behalf of, the Company.

    The following shows the amounts which the Company expects to pay Ms. Cerisse during the year ending July 31, 2000 and the time which Ms. Cerisse plans to devote to the Company's business. The Company does not have employment agreements with Ms. Cerisse.

                                Proposed                Time to be Devoted
Name                          Compensation            To Company's Business

Christine Cerisse           $3,000 per month                   75%

Options Granted

         The following tables set forth information concerning the options granted as of December 31, 1999 to the Company's officers and directors and the value of all unexercised options (regardless of when granted) held by these persons.

                                        Individual Grants
                  -----------------------------------------------------------
                                         % of Total
                                           Options        Exercise
                      Date     Options     Granted to     Price Per   Expiration
 Name              of Grant  Granted (#)   Employees        Share        Date

Christine Cerisse   12/6/99   400,000          100%         $0.25      12/6/01

Aggregated Option Exercises and Option Values

                                               Number of
                                              Securities           Value of
                                              Underlying          Unexercised
                                              Unexercised        In-the-Money
                                              Options at          Options at
                     Shares                  December 31,         December 31,
                    Acquired      Value     1999 Exercisable/  1999 Exercisable/
Name               on Exercise  Realized     Unexercisable        Unexercisable
                       (1)         (2)             (3)                (4)
---------          -----------  --------    ----------------     --------------

Christine Cerisse     400,000      --        400,000/--            $306,000/--


(1) The number of shares received upon exercise of options.

(2) With respect to any options exercised, the dollar value of the difference between the option exercise price and the market value of the option shares purchased on the date of the exercise of the options.

(3) The total number of unexercised options held as of December 31, 1999, separated between those options that were exercisable and those options that were not exercisable.

(4) For all unexercised options held as of December 31, 1999, the excess of the market value of the stock underlying those options (as of December 31, 1999) and the exercise price of the option

Long Term Incentive Plans - Awards in Last Fiscal Year

      None.

Employee Pension, Profit Sharing or Other Retirement Plans

      Except as provided in the Company's employment agreements with its executive officers, the Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

      Standard Arrangements. At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

      Other Arrangements. During the year ended July 31, 1999, and except as disclosed elsewhere in this registration statement, no director of the Company received any form of compensation from the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS In June 1997 the Company issued 2,500,000 shares of its common stock to Robert Sawatsky, then an officer and director of the Company, for services valued at $2,500.

     In June 1999 Mr. Sawatsky sold his shares to Christine Cerisse, and certain corporations and trusts controlled by Ms. Cerisse. Ms. Cerisse is an Officer, Director and principal shareholder of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

      The Company is authorized to issue 50,000,000 shares of Common Stock (the "Common Stock"). As of the December 31, 1999 the Company had 4,752,200 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

      Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

Preferred Stock

    The Company is authorized to issue up to 10,000,000 shares of preferred stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by the Nevada law, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations, or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted take-over of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      As of December 31, 1999, there were approximately 60 record owners of the Company's Common Stock. The Company's Common Stock is traded on the National Association of Securities Dealers OTC Bulletin Board under the symbol "NRGF". Set forth below are the range of high and low bid quotations for the periods indicated as reported by the NASD. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The Company's common stock began trading on May 5, 1998.

      Quarter Ending                    High           Low

      07/31/98                          $1.31          $1.06

      10/30/98                          $1.19          $0.75
      01/30/99                          $0.90          $0.84
      04/30/99                          $1.12          $1.12
      07/31/99                          $0.34          $0.34

      10/30/99                          $0.15          $0.15

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends and the Company does not have any current plans to pay any dividends.

ITEM 2.  LEGAL PROCEEDINGS.

      The Company is not engaged in any litigation, and the officers and directors presently know of no threatened or pending litigation in which it is contemplated that the Company will be made a party.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

      The following sets forth certain information concerning all securities issued by the Company since January 1, 1997 which have not been registered under the Securities Act of 1933.

    In June 1997 the Company issued 2,500,000 shares of its common stock to Robert Sawatsky, then an officer and director of the Company, for services valued at $2,500.

      The sale of the shares to Robert Sawatsky was an exempt  transaction under
Section 4(2) of the Act as a transaction by an issuer not involving a public offering. The shares of common stock issued to Mr. Sawatsky were acquired for investment purposes only and without a view to distribution. At the time the shares were purchased, Mr. Sawatsky was fully informed and advised about matters concerning the Company, including its business, financial affairs and other matters. Mr. Sawatsky acquired the securities for his own account. The certificate evidencing the shares purchased by Mr. Sawatsky was marked with a legend stating that the shares represented by the certificate could not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to an applicable exemption from registration. The shares purchased by Mr. Sawatsky were "restricted" shares as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission. No underwriters were involved with the sale of these shares and no commissions or other forms of remuneration were paid to any person in connection with such sale.

      During the year ended July 31, 1998 the Company sold 2,052,200 shares of its common stock to 64 persons for cash, services rendered and other property. The sale of these shares was exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission.

      In December 1999 the Company sold 200,000 shares of common stock and warrants for the purchase of 200,000 shares of the Company's common stock to Sierra Group, Inc. for $50,000 in cash. The warrants are exercisable at a price of $0.50 per share at any time prior to December 23, 2000 and at a price of $0.75 per share at any time after December 22, 2000 The warrants expire on December 22, 2001

      The sale of the shares to the Sierra Group, Inc. was an exempt transaction under Section 4(2) of the Act as a transaction by an issuer not involving a public offering. The shares of common stock sold to the Sierra Group, Inc. were acquired for investment purposes only and without a view to distribution. At the time the shares were purchased, the Sierra Group, Inc. was fully informed and advised about matters concerning the Company, including its business, financial affairs and other matters. The Sierra Group, Inc. acquired the securities for its own account. The certificate evidencing the shares purchased by the Sierra Group, Inc. will be marked with a legend stating that the shares represented by the certificate can not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to an applicable exemption from registration. The shares purchased by the Sierra Group were "restricted" shares as defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission. No underwriters were involved with the sale of these shares and no commissions or other forms of remuneration were paid to any person in connection with such sale.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reason- ably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART III
EXHIBIT

Exhibit     Exhibit Name                                      Page Number
Number

  3        Articles of Incorporation and Bylaws                 ______

  4        Instruments Defining the Rights of              See Exhibit No. 3.
            Security Holders

  9         Voting Trust Agreement                              None.

 10         Material Contracts                                  None.

 11         Statement re: Computation of Per Share Earnings     None.

 21         Subsidiaries of the Registrant                      None.

 24         Power of Attorney                                   None.

 27         Financial Data Schedules                            _____

 99         Additional Exhibits                                 None.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS


                             JULY 31, 1999 AND 1998
                            (Stated in U.S. Dollars)

                                AUDITORS' REPORT

To the Shareholders
North American Resort & Golf, Inc.

We have audited the balance sheets of North American Resort & Golf, Inc. (a development stage company) as at July 31, 1999 and 1998 and the statements of loss and deficit accumulated during the development stage, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 1999 and 1998 and the results of its operations and the cash flows for the year then ended in accordance with United States generally accepted accounting principles.

Without qualifying our opinion we draw attention to Note 1 to the financial statements. The Company incurred a net loss of $6,613 during the year ended July 31, 1999 and as at that date, the Company's current liabilities exceeded its current assets by $24,540. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern.

The financial statements as at July 31, 1997 and for the two months then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated August 28, 1997.

Vancouver, B.C.                                               Morgan & Company

December 22, 1999                                        Chartered Accountants

Comments by Auditors on United States - Canada Difference
In Canada, reporting standards for auditors do not permit the addition of an explanatory paragraph when the financial statements account for, disclose and present in accordance with generally accepted accounting principles conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Although our audit was conducted in accordance with both United States and Canadian generally accepted auditing standards, our report to the shareholders dated December 22, 1999 is expressed in accordance with United States reporting standards which require a reference to such conditions and events in the auditors' report.

Vancouver, B.C.                                               Morgan & Company

December 22, 1999                                        Chartered Accountants

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                            (Stated in U.S. Dollars)


-------------------------------------------------------------------------------
                                                                JULY 31
                                                            1999        1998
-------------------------------------------------------------------------------

ASSETS
                       Current
   Cash                                                $       -   $   10,009
   Prepaid expense                                             -          604
                                                       ------------------------
                                                               -       10,613

Option To Acquire Shares (Note 3)                              -        2,170
                                                       ------------------------

                                                       $       -   $   12,783
===============================================================================

LIABILITIES
                       Current
   Accounts payable                                    $       -   $    4,000
   Advances payable (Note 4)                                24,540     24,540
                                                       ------------------------
                                                            24,540     28,540
                                                       ------------------------

STOCKHOLDERS' DEFICIENCY

Capital Stock
   Authorized:
     50,000,000 common shares, par value $0.001 per share
     10,000,000 preferred shares, par value $0.001 per share.
      The rights and preferences of the preferred shares have not been determined.

   Issued and outstanding:
      4,552,200 common shares at July 31, 1999 and 1998      4,552      4,552

      Additional paid in capital                            82,128     82,128
                                                       ------------------------
                                                            86,680     86,680
Deficit Accumulated During The Development Stage          (111,220)  (102,437)
                                                       ------------------------
                                                           (24,540)   (15,757)
                                                       ------------------------

                                                       $       -   $   12,783
===============================================================================

Nature of Operations (Note 1)


Approved by the Sole Director:

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          STATEMENT OF LOSS AND DEFICIT
                            (Stated in U.S. Dollars)


------------------------------------------------------------------------------
                                                                      Inception
                                                                        June 4,
                                                 Year Ended             1997 to
                                                  July 31               July 31,
                                         1999       1998        1997      1999
-------------------------------------------------------------------------------

Administrative Expenses
   Advertising                      $    -       $  11,135   $    -    $ 11,135
   Consulting services                    392       11,036        -      11,428
   Filing fees and stock transfer
    services                            1,182        2,489        490     4,161
   Incorporation fees                    -            -         4,261     4,261
   Investor relations                    -           4,037      4,000     8,037
   Professional fees                      242       13,989      1,200    15,431
   Management fees                       -          22,177      6,200    28,377
   Office and sundry                    1,309        9,329      1,165    11,803
   Printing                               243        3,060        -       3,303
   Rent                                 2,299        1,203        -       3,502
   Telephone                              946        3,333        746     5,025
   Travel                                -           2,587        -       2,587
                                     ------------------------------------------

Loss Before The Following               6,613       84,375     18,062   109,050
   Impairment loss on option to
     acquire shares                     2,170         -           -       2,170
                                         -------------------------------------

Net Loss For The Year                   8,783       84,375     18,062  $111,220
                                                                       ========

Deficit Accumulated During The
 Development Stage, Beginning Of
 Year                                 102,437       18,062        -
                                    --------------------------------

Deficit Accumulated During The
 Development Stage, End Of Year     $ 111,220    $ 102,437   $ 18,062
                                    ===================================

         Net Loss Per Share             $0.01        $0.02      $0.01
                                    =====================================

Weighted Average Number of Shares
 Outstanding                        4,552,200    4,038,898  2,500,000
                                    =====================================

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOW
                            (Stated in U.S. Dollars)

-------------------------------------------------------------------------------
                                                                      Inception
                                                                        June 4,
                                                  Year Ended            1997 to
                                                   July 31              July 31,
                                          1999      1998       1997      1999
-------------------------------------------------------------------------------

Cash Flow From Operating Activities
   Net loss for the year               $ (8,783)  $(84,375) $(18,062) $(111,220)
   Add non-cash item
      Impairment loss on option to
       acquire shares                     2,170         -          -      2,170
                                  ----------------------------------------------
                                         (6,613)   (84,375)   (18,062) (109,050)

   Changes in non-cash working capital
    balance related to operations
      Prepaid expense                       604       (604)        -          -
      Accounts payable                   (4,000)     2,469      1,531         -
                               ------------------------------------------------
                                        (10,009)   (82,510)   (16,531) (109,050)
                                ------------------------------------------------

Cash Flow From Investing Activity
   Acquisition of capital assets              -          -      (427)        -
                                      -----------------------------------------


Cash Flow From Financing Activities
   Common stock issued                        -      82,010    2,500     84,510
   Advances payable                           -      24,540   53,000     24,540
   Repay advances payable                     -     (53,000)       -          -
   Proceeds on disposition of capital         -         427        -          -
assets
                                          -------------------------------------
                                              -      53,977    55,500   109,050
                                          -------------------------------------


Increase (Decrease) In Cash During The
 Year                                    (10,009)   (28,533)   38,542        -

Cash, Beginning Of The Year               10,009     38,542         -        -
                                     ------------------------------------------

Cash, End Of The Year                   $    -     $ 10,009   $38,542   $    -
===============================================================================


Supplemental Disclosure Of Non-Cash Financing And Investment Activities:

Issue of common stock for option to
 purchase shares                        $    -      $ 2,170  $      -    $2,170
                               ================================================

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                      STATEMENT OF STOCKHOLDERS' DEFICIENCY

                                  JULY 31, 1999
                            (Stated in U.S. Dollars)


                                  Common Stock
                         --------------------------------
                                              Additional
                                              Paid-in
                          Shares     Amount    Capital     Deficit     Total
                         -------------------------------------------------------

Shares issued for
   services at $0.001    2,500,000 $    2,500 $      -   $     -     $   2,500

Net loss for two months
   ended July 31, 1997        -          -           -      (18,062)   (18,062)
                         -------------------------------------------------------

Balance, July 31, 1997   2,500,000      2,500        -      (18,062)   (15,562)

Shares issued for
   services at $0.01       935,000        935     8,415        -         9,350

Shares issued for cash
   at $0.01                350,000        350     3,150        -         3,500

Shares issued for option
   to acquire shares
   at $0.01                217,000        217     1,953        -         2,170

Shares issued for cash
   at $0.10                530,000        530    52,470        -        53,000

Shares issued for cash
at                          20,200         20    16,140        -        16,160
   $0.80

Net loss for the year
  ended   July 31, 1998         -           -         -    (84,375)    (84,375)

                         -------------------------------------------------------

Balance, July 31, 1998   4,552,200      4,552    82,128    (102,437)   (15,757)

Net loss for the year
   ended                     -           -          -        (8,783)    (8,783)
   July 31, 1999
                         -------------------------------------------------------

Balance, July 31, 1999   4,552,200 $    4,552 $  82,128  $ (111,220) $ (24,540)
                         =======================================================

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 1999 AND 1998
                            (Stated in U.S. Dollars)



1. NATURE OF OPERATIONS

TheCompany  is in the  development  stage and  currently  is in the  process  of reviewing new business opportunities. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfil its development activities and achieve a level of sales adequate to support the Company's cost structure.


2.    SIGNIFICANT ACCOUNTING POLICIES

Thefinancial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

Thefinancial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)    Organization

       The Company was incorporated in the State of Nevada, USA on June 4, 1997.

b)    Development Stage Company

     The Company is a development stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

c)    Net Loss Per Share

     Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 1999 AND 1998
                            (Stated in U.S. Dollars)



2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)    Income Taxes

     The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

e)    Capital Assets and Amortization

     Capital assets are recorded at cost and are amortized at the rate of 20% per annum using the declining balance method.

f)    Fair Value of Financial Instruments

     The  carrying  value  of  cash,   accounts  payable  and  advances  payable
approximate fair value because of the short maturity of those instruments.

3.    OPTION TO ACQUIRE SHARES

   As at July 31, 1998 the Company had an option to acquire 217,000 common shares of Great Energy Corporation International, a private company, at $1.10 per share to December 31, 2000. Management has determined that the book value of the option is not recoverable and accordingly an impairment loss for the full value of the option has been recognized in the current year.


4.    ADVANCES PAYABLE

   These advances are interest free and payable on demand.


5. RELATED PARTY TRANSACTIONS

a) During the year, the Company incurred management fees of $NIL (1998 - $22,177 and 1997 - $6,200) charged by an officer of the Company.

b) At July 31, 1999 and 1998, advances payable in the amount of $21,500 are owing to an officer of the Company.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 1999 AND 1998
                            (Stated in U.S. Dollars)



6.    DEFERRED TAX ASSETS

   The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes, whereas the deferral method of accounting for income taxes is used under the Canadian basis. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered to settled.

   The following table summarizes the significant components of the Company's deferred tax assets:
                                                                        Total
                                                                    -----------
   Deferred Tax Assets
      Non-capital loss carryforwards                                $  111,220
                                                                    -----------

      Gross deferred tax assets                                         55,610
      Valuation allowance for deferred tax asset                       (55,610)
                                                                    -----------

                                                                    $    -
                                                                    ===========

   The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their terms of expiry.


7.    INCOME TAXES

   No provision for income taxes has been provided in these financial statements due to the net loss. At July 31, 1999, the Company has net operating loss carryforwards, which expire commencing in 2010, totalling approximately $111,220, the benefits of which have not been recorded.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 1999 AND 1998
                            (Stated in U.S. Dollars)


8.    NEW ACCOUNTING STANDARDS

a) Effective December 15, 1995, Statement of Financial Accounting Standards No. 123 ("SFAS-123") "Accounting for Stock-based Compensation" was adopted for United States GAAP purposes. SFAS-123 enables a company to elect to adopt a fair value methodology for accounting for stock based compensation. The Company has determined that the fair value of stock options is similar to the issue price at the time of granting. The Company does not expect to elect to adopt the fair value methodology, although the pro forma results of operations and earnings per share determined as if the fair value methodology had been applied will be disclosed as required under SFAS-123 in future years.

b)   In March,  1995,  Statement  of  Financial  Accounting  Standards  No.  121
     (SFAS-121) "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of" was issued. Certain long-lived assets held by the Company must be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognized in the period it is determined. The Company has adopted these standards. There was no material effect on its financial position or results of operations of the Company from its adoption.


9. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

   The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

10.   SUBSEQUENT EVENTS

a) Subsequent to July 31, 1999 the Company granted stock options for the purchase of up to 400,000 shares at $0.25 per share to December 6, 2001.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                             JULY 31, 1999 AND 1998
                            (Stated in U.S. Dollars)


10.   SUBSEQUENT EVENTS (cont'd)

b) Subsequent to July 31, 1999 the Company has entered into a letter of intent to acquire Home Finder's Realty Inc., a Canadian corporation, for $1,000,000 CDN payable in cash or by the issuance of 4,500,000 common shares.

c) Subsequent to July 31, 1999, the Company has arranged the private placement of 200,000 units at $0.25 per unit for proceeds of $50,000.00. Each unit consists of one common share and one share purchase warrant for the purchase of an additional common share at $0.50 per share during the first year or at $0.75 during the second year from the date the share purchase warrant is issued.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS


                                OCTOBER 31, 1999
                                   (Unaudited)
                            (Stated in U.S. Dollars)

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                            (Stated in U.S. Dollars)



-------------------------------------------------------------------------------
                                                          OCTOBER 31   JULY 31
                                                             1999       1999
-------------------------------------------------------------------------------
                                                         (Unaudited)  (Audited)

ASSETS                                                   $     -     $     -
===============================================================================


LIABILITIES

Current
   Accounts payable                                      $    3,661  $     -
   Loans and advances payable (Note 3)                       24,540      24,540
                                                       ------------------------
                                                             28,201      24,540
                                                       ------------------------

STOCKHOLDERS' DEFICIENCY

Capital Stock
  Authorized:
   50,000,000 common shares, par value $0.001 per share 10,000,000 preferred shares, par value $0.001 per share
      The rights and preferences of the preferred shares have not been determined.

  Issued and outstanding:
    4,552,200 common shares at October 31, 1999 and
     July 31, 1999                                            4,552       4,552
    Additional paid in capital                               82,128      82,128
                                                       ------------------------
                                                             86,680      86,680

Deficit Accumulated During The Development Stage           (114,881)   (111,220)
                                                                     --
                                                       ------------  ----------
                                                            (28,201)    (24,540)
                                                       ------------------------

                                                         $     -     $     -
===============================================================================


Nature of Operations (Note 1)

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          STATEMENT OF LOSS AND DEFICIT

                          THREE MONTHS ENDED OCTOBER 31
                                   (Unaudited)
                            (Stated in U.S. Dollars)



-------------------------------------------------------------------------------
                                                                    Inception
                                                                   June 4, 1997
                                                                        to
                                                                      October 31
                                               1999        1998         1999
-------------------------------------------------------------------------------

Administrative Expenses
   Advertising                             $     -     $    -      $   11,135
   Consulting services                           -           392       11,428
   Filing fees and stock transfer services      1,747        473        5,908
   Incorporation fees                            -          -           4,261
   Investor relations                            -          -           8,037
   Professional fees                             -          -          15,431
   Management fees                               -          -          28,377
   Office and sundry                              750      1,752       12,553
   Printing                                      -           213        3,303
   Rent                                          -         1,723        3,502
   Telephone                                    1,164        525        6,189
   Travel                                        -          -           2,587
                                           ------------------------------------
                                                3,661      5,078      112,711
Loss Before The Following
   Impairment loss on option to acquire         -           -           2,170
shares
                                           ------------------------------------

Net Loss For The Period                         3,661      5,078   $  114,881
                                                                   ============

      Deficit Accumulated During The
   Development Stage, Beginning Of Period     111,220    102,437
                                           ------------------------

      Deficit Accumulated During The
   Development Stage, End Of Period        $  114,881  $ 107,515
===================================================================

            Net Loss Per Share                   $0.01      $0.01
                                           ========================

Weighted Average Number Of Shares
   Outstanding                               4,552,200   4,552,200
                                           ========================

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                          THREE MONTHS ENDED OCTOBER 31
                                   (Unaudited)
                            (Stated in U.S. Dollars)



-------------------------------------------------------------------------------
                                                                    Inception
                                                                   June 4, 1997
                                                                         to
                                                                      October 31
                                                 1999       1998        1999
-------------------------------------------------------------------------------

Cash Flow From Operating Activities
   Net loss for the period                    $ (3,661) $ (5,078)  $  (114,881)
   Add non-cash item
      Impairment loss on option to acquire         -         -          2,170
     shares
                                              ---------------------------------
                                                (3,661)   (5,078)     (112,711)

   Change in non-cash working capital
    balances related to operations
      Prepaid expense                              -         -            -
      Accounts payable                          (3,661)      -           3,661
                                              ---------------------------------
                                                   -      (5,078)     (109,050)
                                              ---------------------------------

Cash Flow From Investing Activity
   Acquisition of capital assets                   -         -            (427)
                                              ---------------------------------

Cash Flow From Financing Activities
   Common stock issued                             -         -          84,510
   Repay advances payable                          -         -         (53,000)
   Advances payable                                -         -          77,540
   Proceeds on disposition of capital assets       -         -             427
                                                 ------------------------------
                                                   -         -         109,477
                                              ---------------------------------

     Decrease In Cash During The Period            -      (5,078)         -

Cash, Beginning Of The Period                      -      10,009          -
                                              ---------------------------------

Cash, End Of The Period                       $    -    $  4,931   $      -
===============================================================================


Supplemental Disclosure Of Non-Cash Financing And Investment Activities:

Issue of common stock for option to purchase  $    -    $    -     $     2,170
   shares
                                              =================================

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                OCTOBER 31, 1999
                                   (Unaudited)
                            (Stated in U.S. Dollars)


                                  Common Stock
                         --------------------------------
                                              Additional
                                               Paid-in
                          Shares     Amount    Capital     Deficit     Total
                         -------------------------------------------------------

Shares issued for
   services at $0.001    2,500,000 $    2,500 $      -   $     -     $   2,500

Net loss for two months
   ended July 31, 1997        -          -           -      (18,062)   (18,062)
                         -------------------------------------------------------

Balance, July 31, 1997   2,500,000      2,500        -      (18,062)   (15,562)

Shares issued for
   services at $0.01       935,000        935     8,415        -         9,350

Shares issued for cash
   at $0.01                350,000        350     3,150        -         3,500

Shares issued for option
   to acquire shares
   at $0.01                217,000        217     1,953        -         2,170

Shares issued for cash
   at $0.10                530,000        530    52,470        -        53,000

Shares issued for cash
at                          20,200         20    16,140        -        16,160
   $0.80

Net loss for the year
   ended July 31, 1998                                      (84,375)   (84,375)
                         -------------------------------------------------------

Balance, July 31, 1998   4,552,200      4,552    82,128    (102,437)   (15,757)

Net loss for the year
   ended July 31, 1999                                       (8,783)    (8,783)
                         -------------------------------------------------------

Balance, July 31, 1999   4,552,200      4,552    82,128    (111,220)   (24,540)

Net loss for the three
   months ended
   October 31, 1999                                          (3,661)    (3,661)
                         -------------------------------------------------------

Balance, October 31,     4,552,200 $    4,552 $  82,128  $ (114,881) $ (28,201)
1999
                         =======================================================

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                OCTOBER 31, 1999
                                   (Unaudited)
                            (Stated in U.S. Dollars)


1. NATURE OF OPERATIONS

     TheCompany is in the development stage and currently is in the process of reviewing new business opportunities. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfil its development activities and achieve a level of sales adequate to support the Company's cost structure.

2.    SIGNIFICANT ACCOUNTING POLICIES

    The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

    The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)    Organization

The Company was incorporated in the State of Nevada, USA on June 4, 1997.

b)    Development Stage Company

     The Company is a development stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

c)    Net Loss Per Share

     Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                OCTOBER 31, 1999
                                   (Unaudited)
                            (Stated in U.S. Dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)    Income Taxes

     The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

e)    Capital Assets and Amortization

     Capital assets are recorded at cost and are amortized at the rate of 20% per annum using the declining balance method.

f)    Fair Value of Financial Instruments

     The  carrying  value  of  cash,   accounts  payable  and  advances  payable
approximate fair value because of the short maturity of those instruments.

3.    LOANS AND ADVANCES PAYABLE

   These advances are interest free and payable on demand.


4.    RELATED PARTY TRANSACTIONS

   At October 31, 1999 and July 31, 1999, loans and advances payable in the amount of $21,500 are owing to an officer of the Company.


5.    DEFERRED TAX ASSETS

   The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes, whereas the deferral method of accounting for income taxes is used under the Canadian basis. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                OCTOBER 31, 1999
                                   (Unaudited)
                            (Stated in U.S. Dollars)


5.    DEFERRED TAX ASSETS (Continued)

   The following table summarizes the significant components of the Company's deferred tax assets:

                                                                        Total
                                                                    -----------
   Deferred Tax Assets
      Non-capital loss carryforwards                                $ 114,881
                                                                    -----------

      Gross deferred tax assets                                        57,440
      Valuation allowance for deferred tax asset                      (57,440)
                                                                    -----------

                                                                    $    -
                                                                    ===========

   The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards which is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their terms of expiry.


6.    INCOME TAXES

   No provision for income taxes has been provided in these financial statements due to the net loss. At October 31, 1999, the Company has net operating loss carryforwards, which expire commencing in 2010, totalling approximately $114,881, the benefits of which have not been recorded.


7.    NEW ACCOUNTING STANDARDS

a) Effective December 15, 1995, Statement of Financial Accounting Standards No. 123 ("SFAS-123") "Accounting for Stock-based Compensation" was adopted for United States GAAP purposes. SFAS-123 enables a company to elect to adopt a fair value methodology for accounting for stock based compensation. The Company has determined that the fair value of stock options is similar to the issue price at the time of granting. The Company does not expect to elect to adopt the fair value methodology, although the pro forma results of operations and earnings per share determined as if the fair value methodology had been applied will be disclosed as required under SFAS-123 in future years.

                       NORTH AMERICAN RESORT & GOLF, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                OCTOBER 31, 1999
                                   (Unaudited)
                            (Stated in U.S. Dollars)


7.    NEW ACCOUNTING STANDARDS (Continued)

b)   In March,  1995,  Statement  of  Financial  Accounting  Standards  No.  121
     (SFAS-121) "Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of" was issued. Certain long-lived assets held by the Company must be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognized in the period it is determined. The Company has adopted these standards. There was no material effect on its financial position or results of operations of the Company from its adoption.

8.    UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

   The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


9.    SUBSEQUENT EVENTS

a) Subsequent to October 31, 1999, the Company granted stock options for the purchase of up to 400,000 shares at $0.25 per share to December 6, 2001.

b) Subsequent to October 31, 1999, the Company has entered into a letter of intent to acquire Home Finder's Realty Inc., a Canadian corporation, for $1,000,000 CDN payable in cash or by the issuance of 4,500,000 common shares.

c) Subsequent to October 31, 1999, the Company has arranged the private placement of 200,000 units at $0.25 per unit for proceeds of $50,000.00. Each unit consists of one common share and one share purchase warrant for the purchase of an additional common share at $0.50 per share during the first year or at $0.75 during the second year from the date the share purchase warrant is issued.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE:  January 20, 2000                NORTH AMERICAN RESORT & GOLF, INC.


                                       By  /s/  Christine Cerisse
                                          Christine Cerisse, President

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 10-SB


                       NORTH AMERICAN RESORT & GOLF, INC.
                          141-757 West Hastings Street
                                    Suite 676
                           Vancouver, British Columbia
                                 Canada V6C 1A1



                                    EXHIBITS

Exhibit      Exhibit Name                                     Page Number
 Number

  3         Articles of Incorporation and Bylaws                 _______

  4         Instruments Defining the Rights of              See Exhibit No. 3.
            Security Holders

  9         Voting Trust Agreement                                  None.

 10         Material Contracts                                      None.

 11          Statement re: Computation of Per Share Earnings        None.

 21         Subsidiaries of the Registrant                          None.

 24         Power of Attorney                                       None.

 27         Financial Data Schedules                               _____

 99         Additional Exhibits                                     None.